jjenkins@calfee.com 216.622.8507 Direct	Calfee, Halter & Griswold LLP Attorneys at Law 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

October 8, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 7010

Washington, D.C. 20549

Re:	The J. M. Smucker Company

Registration Statement on Form S-4

File No. 333-152451

Ladies and Gentlemen:

On behalf of The J. M. Smucker Company (“Smucker”), we are transmitting for filing via the EDGAR system Amendment No. 3 to the above-captioned Registration Statement (“Amendment No. 3”). Amendment No. 3 has been marked to indicate the changes to the Registration Statement from Amendment No. 2 to the Registration Statement filed on September 15, 2008, in accordance with the provisions of Rule 310 of Regulation S-T. The Folgers Coffee Company (“Folgers”) is also today filing an amendment to its Form S-4/Form S-1 Registration Statement (the “Folgers Amendment”) responding to the comments that it received from the staff and reflecting conforming changes based on the changes to Amendment No. 3.

This letter also responds to the comments on the above-captioned Registration Statement which were issued in your letter dated September 26, 2008 and in your letter dated October 6, 2008. For your convenience, we have repeated your comments in italics followed by our supplemental response.

SEC Comment Letter dated September 26, 2008

SEC Comment #1:

Please ensure consistency of disclosure throughout the registration statements filed on behalf of The J. M. Smucker Company and The Folgers Coffee Company. Where comments on a particular filing’s disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 8, 2008

Response:

Smucker acknowledges the staff’s comment. Smucker has worked jointly with Folgers to ensure that the revisions made by Smucker to Amendment No. 3 have been appropriately reflected in the Folgers Amendment.

SEC Comment #2:

Unaudited Condensed Combined Pro Forma Balance Sheet, page 114

We note that you plan to allocate a significant portion of Folgers’ purchase price to intangible assets with an indefinite life. Please expand your disclosure to address each of the following:

•	Indicate in greater detail which intangible assets, both finite and indefinite, you plan to recognize.

•	We note your disclosure that you have assumed a 20 year life for the period of amortization for the specific definite lived intangible. Please explain why you have used a 20 year life.

•	Explain in more detail why you believe certain intangible assets have an indefinite life.

•	Explain how you determined the fair value of each category of intangible assets that you plan to recognize.

Response:

Smucker has expanded the disclosure in Amendment No. 3 in response to the staff’s comment. Please see page 118 of Amendment No. 3.

SEC Comment Letter dated October 6, 2008

SEC Comment #1:

We note that, in addition to your guarantee of the $350 million in debt to be incurred by The Folgers Coffee Company, you intend to incur debt of approximately $400 million as part of the merger transaction (of which up to $274 million may be used to finance the Smucker special dividend). However, we note that you disclosed in your definitive proxy statement your intent to incur additional debt of approximately $300 million as part of the merger transaction. Please advise us whether you have considered disclosing to your shareholders, in connection with your solicitation of proxies, that you may incur $100 million more debt in connection with the merger transaction than you had originally disclosed in your proxy statement.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 8, 2008

Response:

Smucker has considered the issue of additional disclosure in its proxy materials concerning the increased level of its indebtedness. Smucker has determined that the incurrence of this additional debt is not material, because even after giving effect to it, Smucker’s key financial ratios will remain more favorable than prior to the transaction. For example, on a standalone basis assuming total outstanding indebtedness of $790 million, Smucker’s projected interest coverage ratio is expected to be 8.1x for fiscal 2009, and its debt to EBITDA ratio is expected to be 2.1x. After giving effect to the Folgers transaction, the guarantee of the Folgers debt and the additional $400 million in indebtedness referenced in the staff’s comment, Smucker’s total debt would increase to $1.54 billion. However, its projected interest coverage ratio for fiscal 2009 would improve to 8.7x, and its debt to EBITDA ratio would improve to 1.9x.

In assessing the materiality of this additional indebtedness, Smucker also considered that the additional $100 million in indebtedness will represent approximately 1.5% of Smucker’s total debt and equity capitalization on a pro forma basis after the Folgers transaction.

For the information of the staff, Smucker intends to file a Form 8-K including the updated pro forma financial information and the updated financial information with respect to Folgers included in the registration statement once it has been finalized. That information will, in turn, be incorporated by reference into Smucker’s proxy materials. Given the relatively immaterial nature of the information about the additional debt in the context of other disclosures about the transaction, Smucker believes that this is a sufficient method of disseminating this updated information to its shareholders.

SEC Comment #2:

We note that your final pre-effective amendment to your registration statement may cover additional Smucker common shares. If you include additional shares in your next amendment, please ensure to obtain and file an updated legal opinion to reflect the updated number of shares.

Response:

Smucker has included additional shares in Amendment No. 3 and, accordingly, has obtained and filed with Amendment No. 3 an updated legal opinion reflecting the updated number of shares. Smucker has also worked with Folgers to ensure that the Folgers Amendment includes an updated legal opinion reflecting the updated number of shares.

In addition to the revisions described above, Smucker has also updated the pro forma financial information contained in Registration Statement, as shown on pages 31-32, 105, 114-116 and 118-119 of Amendment No. 3 to reflect the increase in the number of Smucker common

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

October 8, 2008

shares to be issued in the merger, the fact that Smucker intends to incur additional debt as part of the transaction of approximately $400 million, instead of additional debt of $300 million as previously disclosed, and an increase in the related weighted average estimated borrowing rate to 6.0% from 5.1%. The Smucker beneficial ownership table on pages 158-159 of Amendment No. 3 has also been updated to reflect ownership levels as of the most recent practicable date. Amendment No. 3 also includes pricing and date-specific information relating to the exchange offer and updated historical market price information for P&G common stock and Smucker common shares as of the date prior to filing. Executed versions of the tax opinions have been filed as Exhibits 8.1 and 8.2 to Amendment No. 3, which opinions are substantively unchanged from the forms of such opinions that were previously filed as exhibits to the Registration Statement. Finally, Smucker has filed a letter from P&G to P&G’s record shareholders that will be distributed as part of the exchange offer materials as new Exhibit 99.7 to Amendment No. 3.

Smucker acknowledges the staff’s closing comments and has complied with the requests set forth therein.

Clean and marked copies of Amendment No. 3, together with the exhibits thereto are being furnished to each of Mr. Cannarella, Ms. Davis, Ms. Nicholson and Ms. Parker of the staff.

Should you require any further information from Smucker or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned or, in my absence, Kristofer Spreen ((216) 622-8826, kspreen@calfee.com).

Very truly yours,

/s/ John J. Jenkins
John J. Jenkins

cc:	Richard Smucker

Timothy Smucker

Mark Belgya

Ann Harlan

E.J. Wunsch

Kristofer Spreen